QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.(a)(18)

26th July 2005

National Grid Transco plc ('NGT')

Return of Cash Approved

        Shareholders yesterday approved the necessary resolutions at NGT's Extraordinary General Meeting to allow the Return of Cash to be carried out as planned.

        A summary timetable of expected events is shown below:

2005
Record time and date for the Capital Reorganisation.	5.00pm on 29 July
New Ordinary Shares and B Shares admitted to the Official List and admitted to trading and dealings commenced and enabled in CREST.	8.00am on 1 August
Latest time for receipt of Election Forms and USE instructions from CREST holders in relation to the B Share Alternatives.	4.30pm on 5 August

Despatch of New Ordinary Share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer, as appropriate and cheques for fractional entitlements, and CREST accounts credited.	22 August

        Capitalised terms are defined in the Circular to Shareholders.

        In the United States, National Grid Transco plc has filed a Tender Offer Statement on Schedule TO ("Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid Transco plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

QuickLinks

National Grid Transco plc ('NGT') Return of Cash Approved